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Pan American Silver Announces Major Discovery at its La Colorada Mine
Drill intersects of up to 223 metres of polymetallic mineralization

Vancouver, B.C. - Oct. 23, 2018 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today announced a major exploration discovery at its La Colorada mine in Mexico. Successful exploration drilling at La Colorada has discovered wide zones of mineralization below the current production levels: high-grade mineralization in limestone replacement mantos and thick intercepts of skarn mineralization at depth.

Drill highlights include:

•	U-39-18: 69 g/t Ag, 1.86% Pb and 3.36% Zn over 223 m, including 32 m at 227 g/t Ag

•	U-30-18: 54 g/t Ag, 2.06% Pb and 5.40% Zn over 71.6 m

•	U-33-18: 20 g/t Ag, 1.56% Pb and 2.38% Zn over 66.3 m

•	U-28-18: 76 g/t Ag, 4.29% Pb and 3.66% Zn over 60.3 m

•	U-32-18: 54 g/t Ag, 2.33% Pb and 4.38% Zn over 46.3 m

•	U-21-18: 29 g/t Ag, 1.63% Pb and 4.99% Zn over 47 m

•	U-26-18: 42 g/t Ag, 2.81% Pb and 6.95% Zn over 42.6 m, and 52 g/t Ag, 1.77% Pb and 3.86% Zn over 42 m

•	U-29-18: 80 g/t Ag, 5.30% Pb and 13.55% Zn over 7.4 m and 54 g/t Ag, 2.30% Pb and 8.22% Zn over 23.4 m

“These are extraordinary exploration results for our La Colorada mine, indicating the potential to substantially expand mineral resources, mine life and ultimately production capacity,” said Christopher Emerson, Pan American Silver's Vice President Business Development and Geology. “Following the most recent mine expansion completed in 2017, we have renewed our exploration efforts at La Colorada, and these recent discoveries validate the important exploration potential of this mine."

The Company will invest an additional US$2.5 million in exploration drilling at La Colorada over the remainder of 2018, and will budget a major drilling program for 2019, which is expected to result in a first resource estimate later in 2019. Larger underground drill rigs capable of drilling longer holes have now been mobilized.

To date, 15 drill holes have been completed from three underground locations for a total of 6,080 metres of drilling. All holes intersected vein and manto mineralization, while substantial lengths of polymetallic skarn mineralization were intersected in six holes, with each of the three deepest ending in mineralization. See Figures 1 through 7.

The skarn mineralization comprises coarse sphalerite, galena and chalcopyrite within a classic skarn mineral assemblage, which has similar characteristics to mineralization at other large Mexican skarn deposits, such as the nearby San Martin and Sabinas mines. The current drill holes cover a horizontal area of about 400 m by 200 m, delineating skarn and manto zones that are open laterally and at depth.

Drilling will continue with three rigs for the remainder of 2018 from the 498 and 528 levels, which are current production levels at the mine (the level numbers indicate metres below the surface). Manto mineralization is located between the 600 and 800 levels, while skarn mineralization starts around level 800 and descends to

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at least the 1,200 level in hole U-39-18. All three holes intersecting the deep skarn ended in mineralization due to capacity restrictions of the drill equipment.

The La Colorada mine is 100% owned and operated by Pan American Silver, and is the Company's largest silver producing mine. The Company expects the mine to produce 7.4 to 7.7 million ounces of silver in 2018, as per Guidance as of August 8, 2018.

A summary of the drill results is provided in the following table(1)(2):

Drill hole ID	From	To	Interval (m)	Ag g/t	Cu %	Pb %	Zn %
U-01-18	180.1	192.1	12.0	74	0.10	7.06	7.60
and	296.9	325.1	28.2	73	0.36	2.59	5.51
U-21-18	296.2	343.2	47.0	29	0.12	1.63	4.99
Incl.	326.7	343.2	16.5	31	0.13	2.41	9.41
Incl.	326.7	332.7	6.0	34	0.13	3.33	14.65
U-25-18	260.0	260.8	0.8	1,230	0.34	1.80	3.76
U-26-18	184.4	226.3	42.0	52	0.10	1.77	3.86
and	314.8	339.1	24.3	31	0.07	1.22	2.29
and	379.3	421.8	42.6	42	0.15	2.81	6.95
U-27-18	51.1	64.9	13.8	59	0.07	1.45	1.87
and	71.3	83.2	11.9	46	0.21	2.91	6.20
U-28-18	137.0	197.3	60.3	76	0.18	4.29	3.66
and	281.1	289.2	8.2	112	0.19	1.53	2.69
U-29-18	17.4	25.4	8.0	85	0.08	1.55	5.20
and	62.0	69.4	7.4	80	0.27	5.30	13.55
and	196.1	219.5	23.4	54	0.25	2.30	8.22
Incl.	200.5	215.5	15.0	71	0.27	3.05	11.71
U-30-18	168.4	196.6	28.2	80	0.13	3.95	4.16
and	241.6	313.1	71.6	54	0.14	2.06	5.40
and	344.0	361.0	17.1	51	0.11	3.12	7.32
and	372.3	376.9	4.7	89	0.44	5.31	4.40
U-31-18	263.5	265.9	2.4	95	0.44	4.09	15.65
and	291.8	294.2	2.4	47	0.17	1.30	8.14
U-32-18	275.0	277.2	2.2	182	0.49	3.99	6.36
and	422.9	469.2	46.3	54	0.14	2.33	4.38
U-33-18	351.1	357.2	6.1	54	0.14	1.87	3.32
and	390.8	457.1	66.3	20	0.08	1.56	2.38
and	467.9	475.5	7.6	28	0.04	2.78	5.01
and	577.5	608.2	30.7	48	0.30	2.74	6.13
U-34-18	184.3	192.9	8.6	154	0.83	2.26	4.85
U-39-18	131.2	141.6	10.4	320	0.01	11.15	4.61
Incl.	134.7	137.2	2.5	490	0.01	40.29	8.44
and	323.3	331.3	8.0	33	0.09	2.48	6.14

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and	368.4	590.9	222.6	69	0.20	1.86	3.36
Incl.	368.4	521.4	153.1	86	0.25	2.10	3.65
Incl.	489.5	521.4	31.9	227	0.57	2.27	1.04
and	646.7	661.9	15.2	40	0.21	0.71	3.44
U-42-18	53.8	56.6	2.9	311	1.53	9.37	18.08
and	89.4	94.9	5.6	145	0.44	5.27	10.39
and	200.0	204.1	4.1	93	0.13	2.63	4.05
and	209.7	214.2	4.5	32	0.09	1.97	3.13
U-53-18	114.9	117.3	2.4	49	0.01	2.26	2.59
and	169.3	171.6	2.3	109	0.05	0.35	1.27
(1) The exploration drilling, sampling, and analytical data have been reviewed, verified, and compiled by Pan American’s geology staff under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, who is a Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(2) True widths of the mineralized intervals are unknown at this time.

General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. Samples were analyzed at the La Colorada mine laboratory, which is operated by our employees, using fire assay with gravimetric finish for gold and silver, and by acid digestion followed by atomic absorption finish for lead, zinc, and copper. Pan American Silver implements a quality assurance and quality control (“QAQC”) program including the submission of certified standards, blanks, and duplicate samples to the laboratory. The relatively small program associated with the manto and skarn mineralization disclosed in this news release shows a few blank and standard failures, which are being followed up with the laboratory. Overall, given the number of holes drilled to date relative to the 2019 plan, the Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples will be sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of NI 43-101.

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About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and development programs at the Company’s La Colorada properties, together with the nature of exploration activities and timing thereof, the mineral discovery and exploration results of such programs, the amount and timing of the Company’s future capital expenditures, our expectation and timing of establishing resource information based on such programs, and the ability to achieve expansion of mineral resources, mine life and production capacity of the La Colorada mine; and the anticipated production at the La Colorada mine and accordance with our Guidance as of August 8, 2018.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including

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environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.